Exhibit 4.7

STERN EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of January 15, 2010, between DAL Group, LLC, a Delaware limited liability company (“DAL”), DJS Processing, LLC, a Delaware limited liability company (“Processing”, and collectively with DAL, the “Companies,” or individually, a “Company”), Chardan 2008 China Acquisition Corp. (“Chardan”), and David J. Stern (“Executive”).

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment.  Chardan and the Companies shall each employ Executive, and Executive hereby accepts employment with each of Chardan and the Companies, upon the terms and conditions set forth in this Agreement, for the period beginning on the date of this Agreement and ending as provided in Section 5 of this Agreement (the “Employment Period”).

2. Defined Terms.

(a) An “Affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(b) “Base Salary” is defined in Section 4(a).

(c) “Base Salary Severance Benefit” is defined in Section 6(a).

(d) “Base Salary Severance 409A Cap” means two (2) times the lesser of: (I) the maximum dollar amount that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17) for the year in which Executive’s employment is terminated or (II) the sum of Executive’s annualized compensation based upon the annual rate of pay for services to the Companies and Chardan for the taxable year prior to the taxable year in which Executive’s termination occurs (adjusted for any increase during that year that was expected to continue indefinitely if Executive’s employment had not terminated).

(e) The “Boards” means, collectively, the Board of Managers of DAL and Chardan’s Board of Directors, and each are individually referred to in this Agreement as a “Board.”

(f) “Cause” means the occurrence of any of the following events, as determined by both Boards in good faith:

(g) Executive’s theft, material act of dishonesty or fraud, or intentional falsification of any records of Chardan, any Company or their Affiliates;

(i) Executive’s material breach of (A) this Agreement or any of the Companies’ written policies applicable to Executive; (B) the Confidentiality Agreement; (C) any other agreement with Chardan, any Company or their Affiliates (1) covering the use or disclosure of confidential or proprietary information of Chardan or the Companies or their Affiliates, customers or clients, (2) covering ownership of intellectual property or restrictions on competition or (3) regarding solicitation of employees or agents; in each case, after written notice is delivered identifying the breach, and such breach is not cured within thirty (30) days following receipt of such notice;

(ii) Executive’s fraudulent activities, gross negligence or willful misconduct in the performance of Executive’s assigned duties (but not mere unsatisfactory performance);

(iii) Executive’s conviction (including plea of guilty or nolo contendere) of a crime involving (A) imprisonment or (B)  theft, dishonesty, fraud or moral turpitude;

(iv) Executive terminates his position or employment at one or more of Chardan or the Companies, but not all such entities, except if otherwise agreed by the Boards or required by applicable law, including, but not limited to, the Rules Regulating the Florida Bar; or

(v) Processing terminates the Services Agreement between Processing and DJS, as a result of a material breach of the Services Agreement by DJS.

(h) “Change in Control”  shall be deemed to have occurred upon the occurrence of any of the following events:

(i) A merger involving Chardan in which Chardan is not the surviving company if, following the merger, the shareholders of Chardan immediately prior to the merger do not own more than fifty percent (50%) of the total voting power of the surviving company;

(ii) A share exchange in which the shareholders of Chardan exchange their shares in Chardan for shares of another corporation, provided, that such share exchange shall result in the exchange of more than fifty percent (50%) of the total fair market value or total voting power of Chardan shares outstanding before such share exchange for shares of another corporation, if, following the share exchange, the shareholders of Chardan immediately prior to the share exchange do not own more than fifty percent (50%) of the total voting power of such other corporation following the share exchange;

(iii) A sale of all or substantially all of the assets of Chardan, except to an Affiliate, in which case the Affiliate shall thereafter be deemed to be a Company for purposes of the definition of “Change in Control,” and except if, following the sale, the shareholders of Chardan immediately prior to the sale own more than fifty percent (50%) of the voting power, directly or indirectly, of the acquiring company;

(iv) Any person or group of persons (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) (other than Executive or any Affiliate of Executive or any employee benefit plan or employee benefit trust benefiting the employees of the Company) becoming a beneficial owner, directly or indirectly, of securities of Chardan representing more than fifty percent (50%) of either the total fair market value of Chardan’s securities, or the combined voting power of Chardan’s then outstanding voting securities;

(v) A merger or share exchange involving either of the Companies, if (a) following the transaction, the Company is no longer an Affiliate of Chardan and (b) following the transaction, the shareholders of Chardan immediately prior to the merger or share exchange do not own more than fifty percent (50%) of the total voting power, directly or indirectly, of the surviving or acquiring company;

(vi) A sale by the Companies of all or substantially all of their assets, except to an Affiliate, in which case the Affiliate shall thereafter be deemed to be a Company for purposes of the definition of “Change in Control”, if, following the sale, the shareholders of Chardan immediately prior to the sale do not own more than fifty percent (50%) of the total voting power, directly or indirectly, of the acquiring company; or

(vii) Either Company is no longer an Affiliate of Chardan, if, following the applicable transaction, the shareholders of Chardan immediately prior to the transaction do not own more than fifty percent (50%) of the total voting power of the company that owns such entity.

Notwithstanding any other provision in this Agreement, to the extent that any payment subject to Code Section 409A is payable upon a Change in Control, an event shall not be considered to be a Change in Control under this Agreement with respect to such payment unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of either Company or Chardan, in each case, within the meaning of Code Section 409A.

(i) “Chardan” is defined in the preamble.

(j)  “Code” means the Internal Revenue Code of 1986, as amended.

(k) “Code Section 409A” means Code Section 409A and the guidance issued thereunder.

(l) “Code Section 457A” means Code Section 457A and the guidance issued thereunder.

(m) “Company” and “Companies” are defined in the preamble.

(n) “Confidentiality Agreement” means that certain Confidentiality and Noncompetition Agreement among Executive, DJSP, Processing and Chardan, dated as of the date of this Agreement.

(o) “DAL” is defined in the preamble.

(p) “Disability” means Executive’s substantial inability to perform Executive’s duties for such period as would qualify Executive for benefits under the long-term disability insurance policy provided to Executive by DJS or one of the Companies or, if no such policy is provided, Executive’s disability which prevents Executive from performing, with or without a reasonable accommodation, substantially all of the duties assigned to Executive for a continuous period exceeding six (6) months.  The determination of Disability shall be made by a medical board-certified physician mutually acceptable to Chardan, the Companies and Executive (or Executive’s legal representative, if one has been appointed), and if the parties cannot mutually agree to the selection of a physician, then each party shall select such a physician and the two physicians so selected shall select a third physician who shall make such determination.

(q) “DJS” is defined as the Law Offices of David J. Stern, P.A.

(r) “Employee Benefit Plan Payment” is defined as benefits, if any, due to Executive or Executive’s estate, surviving dependents or designated beneficiaries under the employee benefit plans and programs and compensation plans and programs (excluding this Agreement) maintained for the benefit of the officers and employees of the Companies or Chardan in which Executive participated at Executive’s termination date, to be paid at the same time and on the terms and conditions applicable under the relevant plan; provided, that Executive shall not accrue any additional benefit under any such employee benefit plans and programs and compensation plans and programs maintained by the Company and Chardan following the date of Executive’s termination of employment.

(s) “Employment Period” is defined in Section 1.

(t) “Executive” is defined in the preamble.

(u) “Good Reason”  means the occurrence of any of the following events without Executive’s written consent, if Executive terminates employment within thirty (30) days following the end of Chardan and the Companies’ cure period set forth in, and subject to the requirements of, Section 6(b) of this Agreement:

(i) material diminution in Executive’s position, duties, responsibilities or status with Chardan and the Companies (except as provided in the DAL Amended and Restated Limited Liability Company Agreement), in each case after written notice is delivered identifying the breach;

(ii) any diminution in Executive’s Base Salary then in effect, which reduces such Base Salary by five percent (5%) or more, unless a greater reduction is required by Code Section 409A to constitute an “involuntary separation from service” or unless such reduction occurs in connection, and on a proportionate basis, with a general decrease in executive compensation at Chardan and the Companies, but in no event may the total reductions in Base Salary be twenty-five percent (25%) or more of the highest level of Base Salary in effect during the term of this Agreement without triggering this provision; or

(iii) Chardan and the Companies’ material breach of any provision in this Agreement after written notice is delivered identifying the breach.

(v) “Good Reason Notice” is defined in Section 6(b).

(w) “Release” is defined in Section 6(a).

(x) “Partial Termination” means termination of Executive’s position or employment by one or more of Chardan or the Companies, other than a termination of Executive’s position or employment by all of Chardan and the Companies.

(y) “Processing” is defined in the preamble.

(z) “Severance Benefit” is defined in Section 6(a)

(aa) “Severance Period” is defined in Section 6(a).

3. Position and Duties.

(a) During the Employment Period, Executive shall serve as Chairman of the Board, if approved by the Boards, and the President of each of DAL, Processing, and Chardan and shall have the normal duties, responsibilities, functions and authority of the president and chief executive officer of a company incorporated under the laws of Delaware and as set forth in the organizational documents of Chardan and each Company, and such other duties, responsibilities, functions and authority as the Boards of such entities may direct.

(b) Executive shall report to the Boards.  Executive shall allocate his business time and attention relating to the Companies, Chardan and DJS among such companies as he may determine in his reasonable business judgment.

(c) During the Employment Period, Executive shall be responsible for directing Processing’s performance of its obligations under that certain Services Agreement with DJS, including, but not limited to, having authority to direct Processing to establish internal policies and procedures designed to provide reasonable assurance that Processing’s employees (i) act in a way compatible with the Rules Regulating the Florida Bar; (ii) work under the direction and supervision of an attorney for work requiring such direction and supervision; (iii) maintain the confidentiality of the confidential and privileged information of DJS’ clients; and (iv) perform services in accordance with the requirements of the Services Agreement.  In the event that DJS provides notice of a default by Processing under the Services Agreement, the Board of Processing may appoint a Committee of independent members of the Board of Processing to direct Processing’s activities in response to such notice and suspend Executive’s responsibilities relating thereto pending the resolution of such default.

(d) Chardan and the Companies shall not relocate Executive’s principal place of employment more than fifty (50) miles from Executive’s then current place of employment, unless approved by Executive or unless the relocation is in connection with a change in the Companies’ offices recommended by Executive.

4. Compensation and Benefits.

(a) Commencing on the date of this Agreement and throughout the Employment Period, Executive’s aggregate base salary shall be four hundred thirty-one thousand five hundred dollars ($431,500) per annum and shall be reviewed annually for discretionary adjustment, if any, by the Compensation Committee of the Board of Chardan (as modified from time to time, the “Base Salary”).  The Base Salary shall be payable to Executive by Processing in regular installments in accordance with Processing’s general payroll practices (in effect from time to time).

(b) During the Employment Period, Executive shall not be entitled to participate in employee benefit programs for which executives of Chardan, DAL, or Processing are generally eligible, except as otherwise determined by the Board of Chardan.

(c) During the Employment Period, Chardan, DAL and Processing shall reimburse Executive for all reasonable business expenses incurred by him in the course of performing his duties and responsibilities under this Agreement which are consistent with Chardan’s, DAL’s and Processing’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to Chardan’s, DAL’s and Processing’s requirements with respect to reporting and documentation of such expenses.  Executive shall submit requests for reimbursement under this Section 4(c) within sixty (60) days after incurring an expense permitted under this Section 4(c) and, to the extent that such expense is determined to be a reasonable business expense under this Section 4(c) by the employer from who Executive is seeking reimbursement, Executive shall be reimbursed within sixty (60) days following Executive submitting such expense.

(d) During the Employment Period, Executive shall be eligible to receive bonuses, as determined by the Board of Chardan in its sole discretion, payable at the time set forth in the applicable bonus program but no later than the fifteenth (15th) day of the third (3rd) month following the year in which the bonus is no longer subject to a “substantial risk of forfeiture” (as defined under Code Section 409A); provided that in no event may Executive’s bonus be greater than 100% of Executive’s base salary.  Any bonus shall be limited to amounts which constitute “performance-based compensation” under Code Section 162(m) and which are fully deductible by the Company.

(e) From the date hereof until the first anniversary of this Agreement, and for every one-year period thereafter during the Employment Period, Executive shall be entitled to take reasonable vacation time, but in no event less than the amount of time allowed to other Company executives, and paid time off (“PTO”) in accordance with Company policy in effect from time to time, with no carryover of unused vacation time from one year to the next.  All vacation and PTO are accrued and available for use in accordance with applicable Company policy.

(f) In addition to the Base Salary, Executive shall be eligible to participate in Chardan’s equity incentive plans as determined by Chardan and DAL’s Board from time to time.  Grants under such equity incentive plans shall be governed by separate form agreements applicable to all participants in those plans.

5. Term.

(a) The Employment Period shall begin on the date of this Agreement and end on January 15, 2015, subject to earlier termination (i) by reason of Executive’s death or Disability, (ii) by Chardan and both Companies at any time for Cause, (iii) by Chardan and both Companies at any time without Cause, or (iv) by Executive for Good Reason, and in the case of (iv) pursuant to written notice to Chardan and each Company.

In the event that Executive terminates this Agreement without Good Reason during any portion of the Employment Period during which a majority of the members of the Chardan Board of Directors consist of persons designated or nominated by Executive or his Affiliates (or Executive has been provided the opportunity to designate or nominate a majority of the members of the Chardan Board of Directors and has declined to do so), except a termination resulting from Executive’s death or disability or as required by applicable law, including, but not limited to, the Rules Regulating the Florida Bar, Executive shall be liable for any resulting damages to Chardan and the Companies, up to an amount equal to the greater of (i) the value as of the date of this Agreement of one half of (A) the DAL Common Units acquired by Executive or his Affiliates and (B) the DAL Common Units received upon the conversion of each tranche of the Series B Preferred Units acquired by Executive or his Affiliates and (ii) thirteen million five hundred thousand dollars ($13,500,000.00).  If Executive has terminated his employment resulting in damages as provided in the prior sentence, any such damage award owed by Executive to Chardan or the Companies must first be collected from Chardan Ordinary Shares or DAL Common Units held by Executive or, at Executive’s option, cash, or a combination thereof.  For purposes of this Section 5(a), each Chardan Ordinary Share and DAL Common Unit shall be valued at Market Price (as defined in the Amended and Restated Limited Liability Company Agreement of DAL and, as to a DAL Common Unit, shall be the Market Value of a Chardan Ordinary Share) on the Closing Date.

(b) The Employment Period shall not end as a result of a Partial Termination; provided, however, that if a Partial Termination occurs, Executive shall be permitted to terminate his employment with the remaining entities.  Executive’s voluntary termination of his position or employment with any one of Chardan or the Companies without a simultaneous termination of Executive’s position or employment at each of Chardan and the Companies, except if otherwise agreed by the Boards or required by applicable law, including, but not limited to, the Rules Regulating the Florida Bar, shall be grounds for a for Cause termination of Executive’s employment.

6. Severance Benefit.

(a) Termination of Employment Period without Cause or for Good Reason.  If the Employment Period is terminated by Executive for Good Reason or by Chardan and the Companies for any reason other than death, Disability or Cause, provided in each case that such termination constitutes a “separation from service” as defined in Code Section 409A, and upon Executive’s execution (without revocation) and delivery to Chardan and the Companies of a release (in the form attached hereto as Exhibit I) (the “Release”) within twenty-one (21) days following the date of Executive’s termination of employment, Executive shall be entitled to receive from Processing:

(i) earned but unpaid Base Salary through the date of Executive’s termination payable in accordance with normal payroll practices but in no event commencing later than thirty (30) days following the date of Executive’s termination of employment;

(ii) continuation of Executive’s current Base Salary, as in effect at the time of termination, payable in the same manner and in accordance with existing payroll practices as Executive’s Base Salary was paid prior to Executive’s termination of employment, beginning as soon as possible after the effective date of the Release, but no later than thirty (30) days following the date of Executive’s termination of employment, for a period of three (3) years following the termination date (the “Severance Period”) (the benefit provided for under this Section 6(a)(ii) shall be referred to as the “Base Salary Severance Benefit”); provided, that if Executive is a “specified employee” (as defined under Code Section 409A) on the date of Executive’s termination of employment, such Base Salary Severance Benefit shall be bifurcated to the extent necessary to provide Executive with the following: (A) for payments of Base Salary Severance occurring during the first six (6) months following Executive’s termination date, an aggregate payment not to exceed the Base Salary Severance 409A Cap and (B) to the extent Executive’s Base Salary Severance Benefit is limited by operation of the Base Salary Severance 409A Cap, any amounts of the Base Salary Severance Benefit limited by operation of the Base Salary Severance 409A Cap shall be paid pursuant to Section 6(e) of this Agreement.  The payment of the amount of the Base Salary Severance Benefit which does not exceed the Base Salary Severance 409A Cap is intended to be made pursuant to a “separation pay plan due to involuntary separation from service” pursuant to Treas. Reg. Section 1.409A-1(b)(9)(iii);

(iii) payment of all accrued, but unused, vacation days, payable in a lump sum payment no later than the thirtieth (30th) day following the termination date;

(iv) provided that such payment shall constitute “performance-based compensation” under Code Section 162(m), payment of the bonus Executive would have been entitled to in the year Executive’s employment is terminated, if as of Executive’s termination date the applicable performance goals had already been met, payable at the time set forth in the applicable bonus program but no later than the fifteenth (15th) day of the third (3rd) month following the year in which Executive’s employment is terminated; and

(v) any Employee Benefit Plan Payment.

The payments and benefits under Sections 6(a)(ii), (iii) and (iv) of this Agreement shall be referred to as the “Severance Benefit.”

(b) Termination of Employment Period for Good Reason.  If Executive believes that Executive has grounds for termination for Good Reason, Executive shall provide written notice of the existence of the condition constituting Good Reason to Chardan and each Company within ninety (90) days of the date that the condition arises (the “Good Reason Notice”) and shall provide Chardan, DAL or Processing, as the case may be, with a period of not less than thirty (30) days in which to cure the condition and during such cure period Processing shall not be required to pay the Severance Benefit associated with a termination for Good Reason.  The submission of such written notification by Executive shall not constitute Cause for Chardan or either Company to terminate Executive.

(c) Termination of Employment Period for Cause or by Executive Without Good Reason.  If the Employment Period is terminated by Chardan and the Companies for Cause, or by Executive’s voluntary termination of employment (other than a termination for Good Reason), Executive shall receive the following from Processing: (i) earned but unpaid Base Salary through the date of Executive’s termination of employment payable in accordance with normal payroll practices but in no event commencing later than thirty (30) days following the date of Executive’s termination of employment, (ii) accrued but, unused vacation, days payable in a lump sum no later than the thirtieth (30th) day following the termination date and (iii) any Employee Benefit Plan Payment.

(d) Termination of Employment Period – Death or Disability. If the Employment Period is terminated due to Executive’s death or Disability, Executive (or, if applicable, his estate or representative) shall receive the following from Processing: (i) earned but unpaid Base Salary through the date of Executive’s termination payable in accordance with normal payroll practices but in no event later than thirty (30) days following the date of Executive’s termination of employment, (ii) payment for all accrued but unused vacation days, payable in a lump sum no later than the thirtieth (30th) day following the termination date, and (iii) any Employee Benefit Plan Payment.

(e) Special 6-Month Delay Rule for Severance Benefit.  Notwithstanding the foregoing, if at the time of termination Executive constitutes a “specified employee” (as defined under Code Section 409A), commencing on the date that Executive is terminated, in connection with the Severance Benefit, Executive shall receive from Processing: (i) the amount not in excess of the Base Salary Severance 409A Cap and the benefits that are excepted from compliance with Code Section 409A according to the terms of this Agreement or other plans or arrangements covering such payments and (ii) the remaining payments in excess of the Base Salary Severance 409A Cap and the benefits not excepted from Code Section 409A shall be suspended for a six-month period beginning on the date of Executive’s termination of employment and paid by Processing in a lump sum payment upon the earlier of (A) the first day of the seventh (7th) month following Executive’s termination of employment or (B) the date of Executive’s death, with any remaining payments occurring on their regularly scheduled payment dates.  Any payments, including amounts suspended under Code Section 409A, made later than ten (10) days following the date of Executive’s termination (or applicable due date under this Section 6) for whatever reason, shall include interest at a then reasonable money market rate, which shall begin accruing on the tenth (10th) day following the date of Executive’s termination (or applicable due date under this Section 6).

(f) If the Employment Period is terminated within two (2) years following a Change in Control, or if a Change in Control occurs before the payment of the full Severance Benefit has been made, any then remaining unpaid Severance Benefit shall be accelerated and be paid to Executive by Processing in a lump sum within ninety (90) days following the Change in Control.

7. No Mitigation or Duty to Seek Reemployment.  Executive shall be under no duty or obligation to seek or accept other employment after termination and shall not be required to mitigate the amount of any payments provided for by this Agreement by seeking employment or otherwise.  The Severance Benefit shall not be reduced or suspended if Executive accepts other employment.

8. Survival.  Sections 6 through 22 (other than Sections 16 and 19) shall survive and continue in full force and effect in accordance with their terms notwithstanding the termination of the Employment Period.

9. Severability.  If any one or more of the terms, provisions, promises, covenants or conditions of this Agreement or the application thereof to any person or circumstance shall be adjudged to any extent invalid, unenforceable, void or voidable for any reason whatsoever by a court of competent jurisdiction or an arbitration tribunal, such provision shall be as narrowly construed as possible, and each and all of the remaining terms, provisions, promises, covenants and conditions of this Agreement or their application to other persons or circumstances will not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.  To the extent this Agreement is in violation of any applicable laws, the parties shall negotiate in good faith to amend this Agreement, to the extent possible consistent with its purposes, to conform to applicable laws.  None of the parties to this Agreement shall claim or assert illegality as a defense to the enforcement of this Agreement or any provision hereof.

10. Complete Agreement.  This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11. Enforcement.  In the event any party to this Agreement resorts to legal action to enforce or interpret any provision of this Agreement, the prevailing party will be entitled to recover the costs and expenses of such action so incurred, including reasonable attorney’s fees.

12. Effectiveness.  The parties may execute this Agreement in separate counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.  To the extent signed and delivered by means of a facsimile machine or other electronic transmission (including transmission in portable document format by electronic mail), this Agreement shall be treated in all manners and respects and for all purposes as an original and shall have the same binding legal effect as if it were the original signed version thereof delivered in person.  None of the undersigned shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that such signature was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the enforceability of this Agreement and each of the undersigned forever waives any such defense.

13. Successors and Assigns.  This Agreement will be binding upon and inure to the benefit of Chardan and each Company and any successor to any of them (to which this Agreement may be assigned), including without limitation any persons acquiring directly or indirectly all or substantially all of the business or assets of Chardan or either Company, whether by purchase, merger, consolidation, reorganization or otherwise (and such successor shall thereafter be deemed Chardan or a Company, as the case may be, for the purposes of this Agreement).  This Agreement will inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees and legatees, but otherwise will not otherwise be assignable, transferable or delegable by Executive.

14. Governing Law; Venue; Jurisdiction.  This Agreement, and all matters arising under or related hereto, shall be governed according to the laws of the State of Florida, without respect to its conflict of law principles.  Each party hereby consents to the exclusive jurisdiction of the courts of the State of Florida and of the United States of America in the County of Broward for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suits or proceeding relating thereto except in such courts).

15. Amendment of Agreement.  This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.  The parties agree that this Agreement may be amended to comply with applicable law, including, but not limited to, Code Section 409A and Code Section 457A.

16. Insurance.  The Companies may, at their discretion, apply for and procure in their own name and for their own benefit life and/or disability insurance on Executive in any amount or amounts considered advisable.  Executive agrees to cooperate in any medical or other examination, supply any information and execute and deliver any applications or other instruments in writing as may be reasonably necessary to obtain and constitute such insurance.

17. Executive’s Cooperation.  During the Employment Period and thereafter, Executive shall cooperate with Chardan and each Company in any internal investigation or administrative, regulatory or judicial proceeding as reasonably requested by Chardan or a Company (including, without limitation, Executive being available to Chardan and each Company upon reasonable notice for interviews and factual investigations, appearing at the request of Chardan or either Company to give testimony without requiring service of a subpoena or other legal process, volunteering to Chardan or either Company all pertinent information and turning over to Chardan or either Company all relevant documents which are or may come into Executive’s possession, all at times and on schedules that are reasonably consistent with Executive’s other permitted activities and commitments).  In the event Chardan or either Company requires Executive’s cooperation in accordance with this Section 17 after the end of the Employment Period, Chardan or such Company, as the case may be, shall pay Executive a per diem reasonably determined by the relevant Board and reimburse Executive for reasonable expenses incurred in connection therewith (including lodging and meals, upon submission of receipts).

18. Code Section 409A and Code Section 457A.  It is intended that the payments under this Agreement shall be exempt from or in compliance with Code Section 409A and, to the extent applicable, Code Section 457A, and Chardan and each Company reserves the right to amend the terms of the Agreement if necessary either to exempt the payments or comply with Section 409A and, to the extent applicable, Code Section 457A.  However, in no event shall the Companies or Chardan be responsible for any tax or penalty owed by Executive or Executive’s spouse or beneficiary, with regard to any benefit provided for under this Agreement.

19. Tax Withholding.  Chardan and/or any Company may withhold amounts from any payments made to Executive under this Agreement to satisfy all applicable Federal, State, local or other income (including excise) and employment withholding taxes.  In the event Chardan and each Company fails to withhold such sums for any reason, or withholding is required for any non-cash payments provided in connection with any benefits paid to Executive pursuant to this Agreement, Chardan or any Company may require Executive to promptly remit to Chardan or a Company sufficient cash to satisfy all applicable income and employment withholding taxes.

20. Excess Parachute Payments.  It is the intent of the parties hereto that no amount payable pursuant to the terms of this Agreement shall cause any payment or transfer by the Companies or Chardan for the benefit of Executive, whether paid or payable (or transferred or transferable) pursuant to the terms of this Agreement or otherwise (a “Payment”), to be subject to taxation under Code Section 4999 as an “excess parachute payment” as defined in Code Section 280G.  To the extent that it is determined that a Payment constitutes an “excess parachute payment,” the Payment will be reduced to the highest amount permissible under Code Sections 280G and 4999 as necessary to prevent Executive from becoming subject to the excess parachute payment excise tax under Code Section 4999 and as necessary to prevent the Companies or Chardan from losing all or part of its compensation deduction for such payment to the extent such deduction is applicable.

21. Construction.

(a) All references in this Agreement to “Sections” and “Exhibits” refer to the Sections and exhibits of this Agreement.  The Section headings and titles appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe, or describe the scope or extent of such Section or in any way affect this Agreement or the interpretation hereof.

(b) All references to “$” or “dollars” will be to United States dollars and all references to “days” will be to calendar days unless otherwise specified.

(c) As used in this Agreement, neutral pronouns and any variations thereof shall be deemed to include the feminine and masculine and all terms used in the singular shall be deemed to include the plural, and vice versa, as the context may require.

(d) The words “hereof”, “herein” and “hereunder” and other words of similar import refer to this Agreement as a whole, as the same may from time to time be amended or supplemented, and not to any subdivision contained in this Agreement.

(e) The word “including” when used herein is not intended to be exclusive and means “including, but not limited to.”  The word “or” when used herein is not intended to be exclusive unless the context clearly requires otherwise.

(f) The exhibits hereto will be deemed to be incorporated in and an integral part of this Agreement.

(g) All provisions of this Agreement have been mutually negotiated and drafted.  The provisions of this Agreement will be interpreted and construed in accordance with their fair meanings, and not strictly for or against any party, regardless of which party may have drafted this Agreement or any specific provision.

22. Directors’ and Officers’ Insurance.  During the Employment Period and for six (6) years thereafter, Chardan and each Company agrees to maintain directors’ and officers’ insurance covering Executive on the same terms as it maintains such insurance for the benefit of any other director or officer (or any former director or officer) of Chardan or either Company.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

[SIGNATURE PAGE FOLLOWS]

DAL GROUP, LLC

By: FLATWORLD DAL LLC, its Member

By: NAGINA ENGINEERING INVESTMENT CORP., its Member

By:	_________________________________________
Raj K. Gupta
President

DJS PROCESSING, LLC

By:	_________________________________________
David J. Stern
President

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	_________________________________________
Kerry Propper
Chief Executive Officer

_________________________________________
DAVID J. STERN

EXHIBIT I

[date]

Dear Mr. Stern:

This letter will confirm the agreement between you and Chardan 2008 China Acquisition Corp. (“Chardan”), DAL Group, LLC (“DAL”), DJS Processing LLC (“Processing”) and their Affiliates, (each a “Company” and collectively referred to herein as the “Companies”) as follows:

1.           Separation from the Company.

By signing this letter agreement you acknowledge that the termination of your employment with the Company will be effective on ____________ (the “Separation Date”).  As of the Separation Date, you will cease to be an employee of any Company, and you will no longer be required to fulfill any of the duties and responsibilities associated with your positions.  In addition, your Employment Agreement dated January 15, 2010 among you, Chardan, Processing and DAL (the “Employment Agreement”) will terminate as of the Separation Date, except as otherwise provided therein.  You further agree that, as of the later of Separation Date or the end of the Initial Period (as defined in the Voting Agreement dated January 15, 2010 between Chardan, others and you), you hereby resign from any position on any Board (as defined in the Employment Agreement) of the Companies.

2.           Severance Benefits.

In exchange for your execution of this letter agreement, including the Release in Section 3 and your continued compliance that certain Confidentiality and Noncompetition Agreement dated as of January 15, 2010 between you and the Companies (the “Confidentiality Agreement”), the Companies agrees to provide you with the “Severance Benefits” as defined in Section 6(a) of the Employment Agreement. Such Severance Benefits will not be provided until this letter agreement becomes effective and enforceable, and, subject to such condition, such Severance Benefits shall be payable no later than the time frames set forth in Section 6(a) of the Employment Agreement.  Such Severance Benefits shall not be considered compensation for purposes of any employee benefit plan, program, policy or arrangement maintained or hereafter established by the Company or any of its Affiliates.  You understand that the Severance Benefits provided to you represent consideration for signing this letter agreement and are not salary, wages or benefits to which you were already entitled.  You also acknowledge and represent that you have already received everything (including, without limitation, all compensation, benefits and any other payment or form of remuneration of any kind) to which you were entitled by virtue of your employment relationship with each Company through the Separation Date.

Ex. 1-1

3.           Release by You.

(a)           You (for yourself, your heirs, assigns or executors) release and forever discharge each Company, its Affiliates (as defined below), successor and assigns, and each of their respective directors, officers, members, agents, shareholders, employees attorneys and representatives (collectively, the “Company Entities”) from any and all claims, suits, demands, causes of action, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees, liabilities of whatever kind or nature in law or equity, by statute or otherwise whether now known or unknown, vested or contingent, suspected or unsuspected, and whether or not concealed or hidden, which have existed or may have existed, or which do exist, through the date this letter agreement becomes effective and enforceable, (“Claims”) of any kind, including, without limitation, those Claims which relate in any way to your employment with any Company or the termination of that employment, except those arising out of (i) the performance of this letter agreement, (ii) your rights under the employee benefit plans of any Company, (iii) your rights to accrued, unused vacation and PTO, (iv) your right to any indemnification by any Company pursuant to its articles of incorporation or organization, bylaws, operating agreement or limited liability company agreement, (v) your rights to coverage under any Company’s directors’ and officers’ insurance policy, (vi) your rights as a shareholder or member of any Company (to the extent you continue to own capital shares or membership interests in any Company following the execution of this Agreement), and (vii) your rights with respect to stock options or other similar equity-based incentives granted to you by any Company, as determined under the applicable plans and award agreements (to the extent such rights survive a termination of employment).  Such released claims include, without in any way limiting the generality of the foregoing language, any and all claims of employment discrimination under any local, state, or federal law or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Americans with Disabilities Act of 1990; the Age Discrimination in Employment Act of 1967 (“ADEA”), as amended (which prohibits discrimination in employment based on age); Older Workers Benefit Protection Act of 1990 (“OWBPA”) (which also prohibits discrimination in employment based on age).

(b)           In signing this letter agreement you acknowledge that you intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied.  You expressly consent that this letter agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied.  You acknowledge and agree that this waiver is an essential and material term of this letter agreement and without such waiver the Companies would not have provided the Severance Benefits described in Section 2.  You further agree that in the event you bring your own Claim in which you seek damages against any Company, or in the event you seek to recover against any Company in any Claim brought by a governmental agency on your behalf, this release shall serve as a complete defense to such Claims.

Ex. 1-2

(c)           By signing this letter agreement, you acknowledge that you:

(i)	have been given twenty-one days after receipt of this letter agreement within which to consider it;

(ii)	have carefully read and fully understand all of the provisions of this letter agreement;

(iii)	knowingly and voluntarily agree to all of the terms set forth in this letter agreement;

(iv)	knowingly and voluntarily agree to be legally bound by this letter agreement;

(v)	have been advised and encouraged in writing (via this letter agreement) to consult with an attorney prior to signing this letter agreement; and

(vi)
understand that this letter agreement, including the Release, shall not become effective and enforceable until the eighth day following execution of this letter agreement, and that at any time prior to the effective day you can revoke this letter agreement by delivering written notice of such revocation to ___________ no later than the seventh day after your execution of this letter agreement..

4.           No Pending Lawsuits and No Assignment of Claims.  You represent and warrant that you have not filed any Claim, lawsuit or charge against any of the Company Entities that will not be discharged as a result of this letter agreement, except as otherwise provided in Section 4(a) of this letter agreement.  You hereby promise never to file a lawsuit asserting any Claims that you have released in Paragraph 3, above.  In addition, to the extent any such proceeding or charge may be brought by anyone (including the EEOC), you expressly waive any Claim to any form of monetary or other damages, or any other form of recovery or relief in connection with any such action.  You further represent and warrant that you have not heretofore assigned or transferred, or purported to assign or transfer, to any person, firm, corporation or entity any Claim or other matter herein released by you.  Notwithstanding the foregoing, nothing herein shall prohibit you from challenging the validity of the ADEA or OWBPA waiver herein; however, in the event you unsuccessfully do so, you may be held liable for the Company Entities’ attorney’s fees and costs to the same extent that successful defendants are allowed attorney’s fees under the ADEA and/or OWBPA.

5.           Consequences of Your Violation of Promises.  If you breach this letter agreement including, but not limited to, by filing, bringing or participating in any Claims or actions contrary to your agreements and representations made herein, including, but not limited to, those in paragraphs 3 and 5 above, in addition to any other rights and remedies the Companies may have, (i) you will immediately repay to the Companies all amounts received by you hereunder; (ii) you shall forfeit all rights to any and all future payments and benefits, if any, to be provided under this letter agreement; and (iii) you agree to pay all costs and expenses, including reasonable attorneys’ fees, incurred by the Companies or any of the Company Entities in defending against such Claims or actions brought by you or on your behalf or in enforcing the terms of this letter agreement.

Ex. 1-3

The preceding sentence shall not apply to any Claims that you file under ADEA or OWBPA or any challenge that you make to the validity of the ADEA or OWBPA waiver contained in this letter agreement.  In the event you unsuccessfully challenge the validity of the ADEA or OWBPA waiver herein, you may be held liable for the Companies' attorneys' fees and costs to the same extent that successful defendants are allowed attorneys' fees under the ADEA and/or OWBPA.

6.           Non-Disparagement.  You agree not to make, or cause to be made, any disparaging, negative or adverse remarks whatsoever, whether in public or private, and whether written, oral or otherwise, concerning any of the Company Entities or their respective businesses, products or services.  This paragraph does not apply to factual statements made in connection with legal proceedings, governmental and regulatory investigations and actions, and internal Company investigations or any other statement or disclosure required by law.

7.           Affiliates. An “Affiliate” of a Person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person.  “Person” includes a natural person, a trust or estate, a Company, partnership, limited liability company, or other legal entity.

8.           Code Section 409A and Code Section 457A. It is intended that the payments under this letter agreement shall be exempt from, or in compliance with, Code Section 409A and, to the extent applicable, Code Section 457A, and each Company reserves the right to amend the terms of this letter agreement if necessary either to exempt the payments or comply with Code Section 409A and, to the extent applicable, Code Section 457A.  However, in no event shall the Companies be responsible for any tax or penalty owed by Executive or Executive’s Spouse or beneficiary, with regard to any benefit provided for under the Employment Agreement.

9.           Additional Agreements. You further agree that as of the date hereof, you have returned to each Company any and all property, tangible or intangible, relating to its business, which you possessed or had control over at any time (including, but not limited to, company-provided credit cards, building or office access cards, keys, computer equipment, manuals, files, documents, records, software, customer data bases and other data) and that you shall not retain any copies, compilations, extracts, excerpts, summaries or other notes of any such manuals, files, documents, records, software, customer data bases or other data.

10.           Confidentiality of this Letter Agreement. The contents of this letter agreement, including but not limited to its financial terms, are strictly confidential. By signing this letter agreement you agree and represent that you will maintain the confidential nature of this letter agreement, except (a) to legal counsel, tax and financial planners, and immediate family who agree to keep it confidential, (b) as otherwise required by law, in which case you shall notify Processing in writing in advance of disclosure, and (c) as necessary to enforce this letter agreement.

Ex. 1-4

11.           No Transfer or Assignment. You and the Companies agree that no interest or right you have or any of your beneficiaries has to receive payment or to receive benefits under this letter agreement shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind, except as required by law.  Nor may such interest or right to receive payment or distribution be taken, voluntarily or involuntarily, for the satisfaction of the obligations or debts of, or other claims against you or your beneficiary, including for alimony, except to the extent required by law.

12.           No Admissions. This letter agreement shall not be construed as an admission of any wrongdoing by any Company, or its directors, officers, agents and employees.

13.           Complete Agreement. This letter agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.  Notwithstanding anything to the contrary contained herein, you acknowledge and agree that you remain bound by that certain Confidentiality Agreement.

14.           Amendment of Agreement.  This letter agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.  The parties agree that this Agreement may be amended to comply with applicable law, including but not limited to, Code Section 409A.

15.           Governing Law; Venue; Jurisdiction. This letter agreement, and all matters arising and/or related hereto, shall be governed according to the laws of the State of Florida, without respect to its conflict of laws principles.  Each party hereby consents to the exclusive jurisdiction of the courts of the State of Florida and of the United States of America in the County of Broward for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suits or proceeding relating thereto except in such courts).

16.           Severability.  If any one or more of the terms, provisions, promises, covenants or conditions of this letter agreement or the application thereof to any person or circumstance will be adjudged to any extent invalid, unenforceable, void or voidable for any reason whatsoever by a court of competent jurisdiction or an arbitration tribunal, such provision will be as narrowly construed as possible, and each and all of the remaining terms, provisions, promises, covenants and conditions of this letter agreement or their application to other persons or circumstances will not be affected thereby and will be valid and enforcement to the fullest extent permitted by law.  To the extent this letter agreement is in violation of any applicable laws, the parties shall negotiate in good faith to amend this letter agreement, to the extent possible consistent with its purposes, to conform to applicable laws.  Neither party shall claim or assert illegality as a defense to the enforcement of this letter agreement or any provision hereof.

17.           Effectiveness. The parties may execute this letter agreement in separate counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.  To the extent signed and delivered by means of a facsimile machine or other electronic transmission (including transmission in portable document format by electronic mail), this letter agreement shall be treated in all manners and respects and for all purposes as an original and shall have the same binding legal effect as if it were the original signed version thereof delivered in person.  None of the parties shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that such signature was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the enforceability of this letter agreement and each of the parties forever waives any such defense.

Ex. 1-5

Please indicate your agreement by signing this letter and returning it to us on or before _______________.

Very truly yours,

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	________________________________________

Its:

DAL GROUP, LLC

By:	________________________________________

Its:

DJS PROCESSING, LLC

By:	________________________________________

Its:

AGREED TO AND ACCEPTED BY:

_____________________________
David J. Stern

Dated:

Ex. 1-6